June 30, 2006

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Filing Desk

Re:	Wachovia Asset Funding Trust, LLC Amendment No. 1 to Form S-3 Registration Statement File No. 333-134532

Ladies and Gentlemen:

On behalf of Wachovia Asset Funding Trust, LLC, transmitted herewith through the EDGAR system for filing pursuant to the Securities Act of 1933, as amended, is the Amendment No. 1 to the Registration Statement on Form S-3, File No. 333-134532.

The registration fee of $107,000.00 with respect to the above-mentioned Form S-3 filing, has been transmitted to the Mellon Bank lockbox depository via wire transfer.

Should you have any further questions or require anything further in connection with this filing, please do not hesitate to contact me at (202) 339-8491.

Thank you for your attention to this matter.

Sincerely yours,

/s/ Michael J. McElroy

Michael J. McElroy

Enclosure